

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GSV Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GSV Advisors, LLC (the "Company") as of June 30, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GSV Advisors, LLC as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GSV Advisors, LLC's management. Our responsibility is to express an opinion on GSV Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GSV Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of GSV Advisors, LLC's financial statements. The supplemental information is the responsibility of GSV Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as GSV Advisors, LLC's auditor since 2017.

KBL, LLP

KBL, LLP
New York, NY
September 11, 2020

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700

GSV ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

Cash	$	89,243
Accounts receivable		22,693
Receivables from affiliates		99,257
Prepaid expenses		9,890
Furniture, equipment, and leasehold improvements at cost less accumulated depreciation ($133,427)		-
Securities owned, at fair value		735,770
Total Assets	$	956,853

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	54,282
Total Liabilities		54,282
Member's equity		902,571
Total Liabilities and Member's Equity	$	956,853

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

GSV Advisors, LLC (the "Company") was organized on December 30, 2008 as an Illinois limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company's office is in Chicago, IL and the primary focus of the company is on private placements and investment banking. As a limited liability company, the member's liability is limited to their investment.

The Company is a member of Financial Industry Regulatory Authority ("FINRA"). Additionally, it is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, treated as a disregarded entity for Federal tax purposes, and thus, no federal income tax expense has been recorded in the financial statements. Taxable income and expenses of the Company are passed through to the member and reported on the member's individual tax return.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Some contracts provide that the success fee will be paid in securities. The Company recognizes success fees in the period the performance obligation is satisfied. Success fees received in securities in lieu of cash are recorded at the fair value of such securities received on the date the transaction is satisfied. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied. As of June 30, 2020, all fees and unrealized gains on securities received were recognized for financial and banking advisory services provided.

Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of June 30, 2020, the Company has not recorded an allowance for any potential non-collection.

Fixed Assets

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. The useful life of the leasehold improvements is estimated at 39 years, furniture at 7 years, and equipment at 5 years. Depreciation expense for the year ended June 30, 2020 was $8,743. Fixed assets valued at $60,839 were transferred to affiliate for the year ended June 30, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Securities Owned:

Securities owned are stated at fair value, with unrealized gains or losses recognized in earnings.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Impairment of Long-Lived Assets

Long-lived assets, primarily fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company will perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company would recognize an impairment loss only if it's carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and estimated fair value.

3. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS:

Financial Accounting Standards Board ("FASB") ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques . Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 3 inputs.

Management is carrying warrants on restricted common stock which are classified as level 3 but have been determined by management to have no value. The Company's owned securities that are reported at fair value in the accompany statement of financial position as of June 30, 2020 is as follows:

	Level 1	Level 2	Level 3	Total
Warrants on restricted common stock	$ -	$ -	$ -	$ -

There were no transfers between level 1 and level 2 during the year.

3. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS (continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended June 30, 2020:

	Beginning Balance	Proceeds From the Sale of Assets	Unrealized and Realized Loss Related to Assets Held at Year End	Unrealized and Realized Loss Related to Assets no Longer Held	Ending Balance
ASSETS					
Common Stock	$ -	$ -	$735,770	$ -	$735,770
Warrants on restricted common stock	$ -	$ -	$ -	$ -	$ -
				$ -	
Total	$ -	$ -	$735,770		$735,770

The warrants held as of June 30, 2020 for restricted stock of one company with an exercise price of $1,062.08 were valued using the Black-Scholes option-pricing model. The fair value used for the underlying common stock as priced at $.01 as of June 30, 2020 which is restricted, was based on the quoted price of freely tradable common stock of the issuer trading in its active market less a 50% transaction discount due to the restriction. Management assumed no volatility due in the Black-Scholes option-pricing model due to the restricted nature of the underlying common stock and risk-free interest rate of .27% and 0% dividend yield. If a significant higher volatility amount had been used or a different transaction discount, it would not have a significant impact on the value of the warrants. The Warrants expire on October 19, 2029.

The common stock held as of June 30, 2020 is privately held. The fair value used was determined when Envisage Technologies received equity investment from Norwest Venture Partners.

4. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company had net capital of $34,961, which was $29,196 in excess of the FINRA minimum net capital requirement of $5,000.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended June 30, 2020, six customers accounted for 97% of the Company's revenue. One customer accounted for 100% of accounts receivable as of June 30, 2020.

6. COMMITMENTS AND CONTINGENCIES

On July 27, 2017, the Company assigned the original lease for the office space and equipment effective as of June 1, 2013, to their affiliate, GSV Acceleration, LLC. The Company's commitment is 10% of the office space and equipment expenses. In addition, on May 1, 2019 the Company signed a six-month lease with monthly rent of $2,100 that terminated on July 31, 2019. The firm updated remaining 3-month lease agreement to new location with a monthly rent of $2,080, which accommodated 2 people and then adjusted office space to accommodate an employee from affiliated company. Total rent expenses for the office space for the year ending June 30, 2020 was $13,648. For the year ended June 30, 2020, the Company had no lease obligations.

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

7. RELATED PARTY TRANSACTIONS

The Company is under common control with GSV Events Media, LLC (the "Affiliate"). The managing director of the Company is also a managing director and owner of the Affiliate. The Company has an agreement with the Affiliate to provide and pay for specified administrative duties and other services for the Company and that the Affiliate will reimburse the Company for its share of the associated expenses. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

The Company has an Expense Sharing Agreement (the "Agreement") effective July 1, 2018 in place with affiliate GSV Acceleration, LLC ("Acceleration") for services that are shared and paid by the Company and vice versa. The Affiliate reimburses the Company for these expenses, and they have been included in accounts receivables from Affiliates on the accompanying statement of financial condition. For the period ending June 30, 2020, the Company had a receivable from Acceleration in the amount of $95,617 and from Affiliate in the amount of $3,640.

8. SECURITIES OWNED AT FAIR VALUE

Investment in other companies that are not currently trading, are valued based on the cost method as the Company holds less than 20% ownership in these companies and has no influence over operational and financial decisions of the companies. The Company will evaluate, at least annually, whether impairment of these investments is necessary under ASC 320. As of June 30, 2020, the Company has not impaired any of their cost method investments.

9. COVID-19

During the third and fourth quarter of 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. The financial impacts to the Company will likely result in significantly reduced revenues for at least the first quarter of 2021, and possibly beyond. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

10. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, June 30, 2020, and September 11, 2020, when the financial statements were issued.